

April 8, 2015

<u>Via E-mail</u>
Carlos R. Peña
Senior Vice President and General Counsel
Pioneer Energy Services Corp.
1250 N.E. Loop 410, Suite 1000
San Antonio, TX 78209

      Re: **Pioneer Energy Services Corp.**
               Preliminary Proxy Statement on Schedule 14A
               Filed March 27, 2015
               File No. 1-08182

Dear Mr. Peña:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement on Schedule 14A</u>

<u>Proposal 3 – Ratification of Certain Grants of RSU Awards to Wm. Stacy Locke, page 73</u>

1.   We note your statement that "[a]s described above, the Annual Stock Awards Limit applies to stock awards granted in any 'one-year period.' Although the term 'one-year period' could be interpreted to mean the calendar year, the Company's fiscal year, or any consecutive 12-month period, since the plan's original adoption in 2007 the Compensation Committee has interpreted the term to mean the calendar year. This interpretation, and the amendment and restatement to the 2007 Incentive Plan to codify this interpretation as set forth in Proposal 2 of this proxy statement, aligns with the Company's fiscal year. The Board also believes this interpretation accords with the Company's historical equity grant practices." Please explain what consequences would result with regard to the May 2013 and January 2014 RSU awards to Mr. Locke if the term "one-year period" were interpreted to mean any consecutive 12-month period.

2.   We note your discussion of material U.S. federal income tax consequences to you and to Mr. Locke in connection with the excess RSU awards. Please discuss any material accounting implications due to the excess RSU awards and from the actions that will be taken if the excess RSU awards are or are not ratified by the shareholders. In this regard, please tell us whether Proposal 3 will have an effect on the grant date determination of the excess RSU awards. For guidance, please refer to FASB ASC 718-10-25-5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or me at (202) 551-3740 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director